Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” and to the incorporation by reference in the Registration Statement (Form F-10 No. 333-161635), and to the use in this Annual Report (Form 40-F) of Central Fund of Canada Limited for the year ended October 31, 2010, of our reports dated December 20, 2010, with respect to the financial statements of Central Fund of Canada Limited and the effectiveness of internal control over financial reporting of Central Fund of Canada Limited.

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 20, 2010